Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Health Magnet Holdings, Inc d/b/a ONEai Health
30434 Ceasar Park Drive
Wesley Chapel, FL 33543
https://oneaihealth.com/

Up to $1,235,000.00 in Common Stock at $0.50
Minimum Target Amount: $20,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Health Magnet Holdings, Inc d/b/a ONEai Health
Address: 30434 Ceasar Park Drive, Wesley Chapel, FL 33543
State of Incorporation: FL
Date Incorporated: November 07, 2022

Terms:

Equity

Offering Minimum: $20,000.00 | 40,000 shares of Common Stock
Offering Maximum: $1,235,000.00 | 2,470,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.50
Minimum Investment Amount (per investor): $500.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Loyalty Bonus | Bonus Shares: 25%

Exclusively for previous investors or B2B partners in ONEai Health, enjoy additional bonus shares.

Time-Based Perks

Super Early Bird: Invest $1,000+ within the first 72 hours and receive 10% Bonus Shares.

Early Adopter: Invest $500+ within the first 2 weeks | 2% bonus shares

Visionary: Invest $2,500+ within the first 2 weeks | 5% bonus shares

Innovator: Invest $5,000+ within the first 2 weeks | 10% bonus shares

Pioneer: Invest $10,000+ within the first 2 weeks | 15% bonus shares

Strategic Partner: Invest $25,000+ within the first 2 weeks | 20% bonus shares

Transformational: Invest $50,000+ within the first 2 weeks | 30% bonus shares

Amount-Based Perks

Visionary: Invest $2,500+ and receive a smart ring/mobile health app

Innovator: Invest $5,000+ and receive 2 smart rings/mobile health app and 1-year personal monitoring

Pioneer: Invest $10,000+ and receive 2 smart rings/mobile health app and 1-year personal monitoring

Strategic Partner: Invest $25,000+ and 2 smart rings/mobile health app and 1-year personal monitoring

Transformational: Invest $50,000+ and 2 smart rings/mobile health app and 1-year personal monitoring

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Health Magnet Holdings, Inc d/b/a ONEai Health will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $50. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Chronic conditions shouldn't mean constant worry. ONEai Health uses advanced AI to continuously monitor personal biometric readings, seamlessly supporting individuals, caregivers, and healthcare teams—whether at home, after a hospital stay, or in daily life. Like a trusted health companion, it keeps watch over key health indicators, offering near real-time insights and smart predictions to help detect potential issues early—so individuals and providers can take action before problems escalate. Fewer emergency department visits, lower costs, and greater peace of mind for patients and healthcare professionals alike—this is the future of intelligent, continuous health monitoring.

The Company has a pending patent application for its technology.

Health Magnet, Inc d/b/a ONEai Health was incorporated on 11 07, 2022 in the state of Florida.

Competitors and Industry

Market

The U.S. chronic disease market is a $4 trillion industry and growing, with $59 billion in hospital readmissions alone, destabilizing hospital systems. ONEai Health targets a $12 billion segment, addressing 80% of all readmissions. With a 22.6% national readmission rate, our solution reduces readmissions by monitoring and intervening before a patient's conditions worsen, enhances clinical surveillance, and lowers healthcare costs.

Competitors

Our primary competitors include platforms such as HealthSnap, Rimidi, and HBox—each of which offers remote patient monitoring or analytics solutions. However, these competitors often concentrate on singular aspects of the patient journey, whether that's data gathering or condition-specific insights, and most rely on a closed ecosystem tied to select devices or limited data sources.

In contrast, ONEai takes a holistic, device-agnostic approach, integrating real-time patient data with advanced AI algorithms that adapt to multiple clinical workflows. This allows us to seamlessly unify monitoring, predictive analytics, and personalized care pathways, all within one platform. By bridging the gap between data collection and actionable intelligence, ONEai helps providers optimize outcomes, reduce costs, and ensure patients get the right care at the right time—across an expansive range of conditions and devices.

Current Stage and Roadmap

We're a two-and-a-half-year-old, post-revenue health tech startup that's already delivering tangible outcomes: for over a year, our remote monitoring solutions have helped patients see significant health improvements. Over just the past six months-thanks to our new Chief Growth Officer, our sales pipeline has surged to $18M, and forecasted annual run rate of $13M signed by year end (projections and forecasts are not guaranteed and actual revenue may differ materially).

On the funding side, we've teamed up with a proven grant writer to pursue six NIH and DOD grants totaling over $2M in potential non-dilutive funding. In fact, we've just applied for our first NIH grant, specifically targeting our Congestive Heart Failure AI solution, led by the renowned Dr. Peter McCulough as Principal Investigator.

Over the next few years, our company will focus on transforming how chronic care patients are managed, targeting two key markets: "at-risk" entities and provider groups managing patients at home.

"At-risk" organizations, responsible for the total cost of patient care, face significant financial challenges if they fail to deliver strong clinical outcomes. Our innovative approach leverages Fast Trending and continuous clinical surveillance to empower providers to act earlier, addressing health issues before they escalate into emergency visits or hospitalizations. The result? Fewer hospital admissions, reduced costs, and improved health outcomes for both patients and providers.

Future Milestones:

Revolutionize Chronic Care Management: Our AI-powered platform will lead the way in early intervention, enabling providers to achieve superior outcomes while minimizing costs.

Expand Impact Globally: While we continue to develop a premium clinical solution for healthcare professionals, our vision extends far beyond. We aim to create an affordable, scalable product that addresses chronic care needs worldwide, making quality care accessible to all.

Advance AI Algorithms: Building on our success, we will refine and expand our AI-driven capabilities, delivering real-time insights that save lives and cut costs.

We are not just building another technology; we are pioneering a new standard of care. By bridging clinical excellence with financial efficiency, we are positioned to redefine healthcare on a global scale. Join us on this journey to revolutionize chronic care and make a meaningful impact worldwide.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

The Team

Officers and Directors

Name: Robert Divine Fisher

Robert Divine Fisher's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer and Director
  Dates of Service: December, 2024 - Present
  Responsibilities: As the CEO of OneAI, Robert leads the company's overall strategic direction and product innovation, ensuring that they consistently deliver next-generation language AI solutions to our customers. In addition, Robert oversees the capital-raising efforts on StartEngine to fuel continued growth and expansion. Robert does not currently receive a salary and holds no equity and is the single largest shareholder via Divine Capital, LLC.

Other business experience in the past three years:

- Employer: Clinical Data Abstraction Services
  Title: Founder
  Dates of Service: May, 2020 - Present
  Responsibilities: Robert started the company and advise the current operations executive.

Name: Herbert Henri von Winckelmann

Herbert Henri von Winckelmann's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Growth Officer
  Dates of Service: May, 2024 - Present
  Responsibilities: Herbert is tasked with ensuring and managing the company's growth through metrics like patient adoption, referrals, retention and revenue growth. Herbert receives a salary of $200,000 and holds 1% equity.

Other business experience in the past three years:

- Employer: VistaAI
  Title: VP of Sales
  Dates of Service: January, 2024 - May, 2024
  Responsibilities: Vice President of Sales. All sales activity and build out of sales organization.

Other business experience in the past three years:

- Employer: Project Ronin
  Title: VP of Sales
  Dates of Service: January, 2023 - October, 2023
  Responsibilities: Lead sales and business development effort, build sales organization and establish key key early customers.

Other business experience in the past three years:

- Employer: Teladoc Health
  Title: VP of Strategic Partnerships
  Dates of Service: June, 2017 - December, 2022
  Responsibilities: Sales and business development with large health system and IDN customers including federal government entities like DOD and Military Health System.

Name: David A Vort

David A Vort's current primary role is with Cytovale. David A Vort currently services 50 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: January, 2024 - Present
  Responsibilities: Director. David does not receive a salary and has been provided incentive stock options for his advisor role.

Other business experience in the past three years:

- Employer: Oneai Health
  Title: Board
  Dates of Service: January, 2024 - Present
  Responsibilities: BOD advisor

Other business experience in the past three years:

- Employer: Cytovale
  Title: Chief Commercial Officer
  Dates of Service: January, 2025 - Present
  Responsibilities: Revenue generation

Other business experience in the past three years:

- Employer: Magnus Medical
  Title: President

Dates of Service: April, 2023 - January, 2025
Responsibilities: Over the product development and general management of the business

Other business experience in the past three years:

- Employer: iRhythm Technologies, Inc.
  Title: Strategic Advisor & Chief Commercial Officer
  Dates of Service: January, 2013 - August, 2023
  Responsibilities: Revenue generation

Name: Richard Donald Fessler II

Richard Donald Fessler II's current primary role is with Michigan Head & Spine Institute. Richard Donald Fessler II currently services Less than 10. hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Medical Officer
  Dates of Service: September, 2022 - Present
  Responsibilities: Richard assists with medical ideas and options for patients. Richard's primary focus is on ensuring accuracy and validity of patient data. Richard does not receive a salary and hold stock options.

Other business experience in the past three years:

- Employer: Detroit Medical Center
  Title: Specialist in Chief
  Dates of Service: January, 2021 - Present
  Responsibilities: Oversight of quality and credentialing for neurosurgical services at the Detroit Medical Center.

Other business experience in the past three years:

- Employer: Michigan Head & Spine Institute
  Title: Partner, physician.
  Dates of Service: July, 1995 - Present
  Responsibilities: I am a private practice neurosurgeon and my practice is Michigan Head & Spine Institute.

Name: Barry Abraham

Barry Abraham's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chairman of the Board of Directors and Principal Accounting Officer
  Dates of Service: September, 2023 - Present
  Responsibilities: Barry provides leadership coaching and governance oversight. Barry currently serves as the Chairman of the Board of Directors. Barry does not receive a salary and holds no personal equity, however manages and oversee the Series A investment on behalf of Barbeau Group.

Other business experience in the past three years:

- Employer: Empowered Diagnostics
  Title: President
  Dates of Service: April, 2020 - January, 2022
  Responsibilities: Maintained oversight and business execution of the company.

Name: Patrice Barbeau

Patrice Barbeau's current primary role is with Barbeau Group CA and Barbeau Group USA. Patrice Barbeau currently services 80 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director

Dates of Service: September, 2023 - Present
Responsibilities: Patrice provides leadership coaching and governance oversight. Patrice does not receive a salary and holds no personal equity but manages the Barbeau Group investments.

Other business experience in the past three years:

- Employer: Barbeau Group CA and Barbeau Group USA
  Title: President
  Dates of Service: January, 2003 - Present
  Responsibilities: Oversee the management and investments for Barbeau Group worldwide.

Other business experience in the past three years:

- Employer: AEM Labs Inc.
  Title: President
  Dates of Service: August, 2016 - Present
  Responsibilities: Oversee the management and development of pharmaceutical-grade fillers.

Name: Clinton Mikel

Clinton Mikel's current primary role is with The Health Law Partners, PC. Clinton Mikel currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder and Director
  Dates of Service: November, 2022 - Present
  Responsibilities: Co-Founder and Director. Clinton does not receive a salary and is the third largest shareholder, holding equity via CKM Industries, LLC.

Other business experience in the past three years:

- Employer: The Health Law Partners, PC
  Title: Partner
  Dates of Service: December, 2011 - Present
  Responsibilities: Health care attorney

Other business experience in the past three years:

- Employer: Mat Funk, LLC
  Title: Co-Founder; CEO
  Dates of Service: January, 2024 - Present
  Responsibilities: Co-founder and CEO

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the

Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset

remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company’s making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company’s making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer

dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

Health Magnet, Inc was formed on November 7, 2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Health Magnet, Inc has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully

prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Operating in Health Care Industry
We operate in a highly regulated industry (health care), and must navigate complex regulations, including CMS and Medicare payment and reimbursement rules, insurance rules, FDA rules, audits from payors, data privacy and security laws (like HIPAA), and evolving regulation of artificial intelligence. Failures to follow legal requirements could lead to penalties or fines. And, any policy changes could reduce income and bring risks to the company. Further, though the company does not treat patients, its customers do, so device reliability is vital. Patient adherence to using devices is necessary for effective monitoring, and failure could compromise care. The competitive healthcare tech market requires continuous innovation to maintain market share.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Robert Fisher	8,890,000	Common Stock	37.2%
Clinton Mikel	3,353,433	Common Stock	14.03%
Barbeau Group	6,480,000	Series A Preferred Stock	27.1%

The Company's Securities

The Company has authorized Common Stock, Series A Preferred Stock, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,470,000 of Common Stock.

Common Stock

The amount of security authorized is 40,000,000 with a total of 16,105,000 outstanding.

Voting Rights

Please see voting rights of securities sold in this offering below

Material Rights

The total amount outstanding of Common Stock includes 3,815,138 shares that may be issued pursuant to stock options reserved but unissued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Series A Preferred Stock

The amount of security authorized is 6,480,000 with a total of 6,480,000 outstanding.

Voting Rights

See conversion rights in Exhibit F.

Material Rights

Please see Exhibit F for additional information on the rights and preferences of Series A Preferred stock outstanding. Such rights include liquidation preference over Common Stock, dividend rights and certain conversion rights.

SAFE

The security will convert into Common stock via closing series a1 and the terms of the SAFE are outlined below:

Amount outstanding: $455,000.00
Maturity Date: September 01, 2025
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $17,000,000.00
Conversion Trigger: Next Closing

Material Rights

There are no material rights associated with SAFE.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
Type of security sold: Equity
Final amount sold: $322,000.00
Number of Securities Sold: 1,006,429
Use of proceeds: Software development
Date: July 01, 2023
Offering exemption relied upon: 506(b)

- Name: Series A Preferred
Type of security sold: Equity
Final amount sold: $1,000,000.00
Number of Securities Sold: 6,480,000
Use of proceeds: Business growth and Platform development
Date: October 01, 2023
Offering exemption relied upon: Reg D 506B

- Type of security sold: SAFE
Final amount sold: $455,000.00
Use of proceeds: Customer Growth
Date: July 01, 2024
Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

For fiscal year 2022 was $10,000 compared to $36,985 in fiscal year 2023 and $244,256 in 2024, a 660% increase in revenues.

In FY 2022, the Company's revenue was derived from a one-time technology services contract, which does not align with our core SaaS business model. Unlike project-based contracts, our SaaS model generates consistent, recurring monthly revenue from thousands of subscribers.

By late FY 2023, revenue growth accelerated as the Company gained momentum, driven by the compounding impact of our expanding subscriber base. This 660% increase in revenue growth between FY23 and FY24 reflects our continued advancements in AI-driven analytic monitoring solutions, enhancing patient care for individuals with chronic conditions and advancing to solidify our long-term market position.

Cost of Sales

Cost of Sales for FY2022 was $1,163 compared to $15,656 in FY2023, and $37,228 for FY24.

The majority of our cost of goods sold (COGS) is attributed to the acquisition and distribution of wearable biometric devices provided to patients. These devices incur a one-time COGS expense per unit.

With several innovations planned for launch in Q3 2025, the Company anticipates a reduction in COGS. This advancement would enhance operational efficiency and further strengthen our margin sustainability.

Gross Margins

Gross margins for fiscal year 2022 were $8,837, compared to $21,328 in FY2023 and $207,028 in FY2024.

As revenues continue to compound with the growth of our total active user base, the Company has achieved a substantial increase in gross margins. Gross margin improved from 57.7% in FY23 to 84.5% in FY24, reflecting enhanced scalability and operational efficiency.

With sustained user growth and ongoing optimizations in new patient implementation, the Company is targeting a gross margin exceeding 97% by FY26.

Expenses

Expenses for fiscal year 2022 were $29,701 compared to $770,122 in fiscal year 2023 and $728,233 in FY2024.

As with all technological innovations, continuous investment is essential to realizing the Company's founding mission—enhancing post-discharge patient care through advanced AI technology. To achieve this, the development and training of our AI models, leveraging over 750 million patient biometric data points, represented the largest share of the Company's expense throughout FY23 and into FY24.

With a market-ready product now in place, expenses have stabilized as the immediate investment required for product-market fit has tapered off. Moving forward, R&D expenditures will be maintained at 20%-28% of the Company's annual budget, with the remaining funds allocated primarily to sales and marketing to drive further adoption and growth.

Historical results and cash flows:

Business Overview and Growth Strategy

The Company is in the growth execution stage, experiencing what we believe to be a strong revenue trajectory with a 15% month-over-month increase in Monthly Recurring Revenue (MRR). We believe our historical cash flows reflect the financial position of a high-growth technology company developing and training a large-scale medical biometric AI model with millions of unique biometric data points with the goal of greater than 92% accurate predictability.

Additionally, we have established multiple sales and distribution channels, forming the foundation of our 36-month revenue growth strategy. Based on current Company advancements and market positioning, we believe our revenue and cash position can scale in alignment with large-scale SaaS business models.

Revenue Model and Market Expansion

Historically, revenue has been driven primarily by large institutional and primary care providers seeking to actively monitor patient health. Moving forward, our strategy includes expanding our "Shared Risk" customer base, where the average monthly revenue per patient is 4x higher than that of the standard patient population. Additionally, the Company is entering the direct-to-consumer market, allowing individuals and families to monitor loved ones with chronic conditions without a doctor's prescription.

Technology & Innovation

Wearable technology for biometric monitoring has become nearly ubiquitous, yet the market lacks a comprehensive platform that transforms real-time biometric data into actionable insights for individuals managing chronic or acute health conditions. The Company is bridging this gap with its proprietary human biometric AI model—engineered to deliver doctor-level accuracy exceeding 92% and advancing as billions more data points are processed.

At the core of our innovation is a technology platform that continuously monitors and analyzes patient biometric data provided by most off-the-shelf Bluetooth wearable devices, empowering patients and healthcare providers with precise, data-driven decision-making. We believe this advanced capability can revolutionize patient monitoring, improve health outcomes, and drive sustainable revenue growth.

The Company aims to be a leader in the biometric AI healthcare sector by leveraging cutting-edge AI, increasing market demand, and a scalable revenue model. We believe our strategic advantages can drive long-term growth and cement our role at the forefront of the next generation of healthcare technology.

Note to Investor

The Company currently operates two entities under Health Magnet Inc. (HMI): ONEai Health, LLC, and Health Magnet, LLC.

Neither entity has financial activity or contributes costs to HMI.

ONEai Health, LLC was established in North Carolina as a holding company in a software applications development partnership and remains inactive. Health Magnet, LLC, a Florida corporation, was formed to provide third-party nurse staffing services while mitigating potential liability risks.

With the support of legal counsel, the Company plans to dissolve both entities within the current fiscal year. All revenue, COGS, expenses, and intellectual property are fully accounted for and owned by HMI (dba: ONEai Health).

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of March 2025, Cash on Hand is $28,000. The Company has access to capital resources through a revolving line of credit established with our primary Series A investor, Barbeau Group USA. Additionally, shareholder loans exceeding $250,000 are available.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds from this campaign are essential to sustaining our company's growth trajectory. This capital is necessary to meet increasing demands in business development and patient implementation, both of which are key drivers of our recurring revenue model.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe that the funds raised through this campaign are not essential to the Company's viability. Our business model is designed to scale in direct correlation with our cash position, ensuring sustainable and strategic growth. The net effect of not receiving funds means the company will grow at a slower pace.

If this crowdfunding campaign reaches its maximum funding goal, the capital raised will constitute 80% of the Company's total available funds. With this infusion of capital, we hope to achieve a compounding monthly growth rate of new patient acquisition exceeding 20% per month.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $124,000, we anticipate having sufficient capital to sustain operations for 12 months, factoring in current net revenue proceeds. This projection is based on a controlled monthly cash burn, with expense growth trailing revenue growth. The majority of the Company's expenses are allocated to business development, patient implementations, and general and administrative (G&A) costs.

How long will you be able to operate the company if you raise your maximum funding goal?

With the full expectation that the Company will meet and exceed its maximum funding goal, the Company anticipates reaching positive cash flow. This projection is supported by our current new business close rates, margin sustainability, and the compounding growth of our sales pipeline. By strategically expanding our business development and implementation teams while increasing marketing exposure, we aim to accelerate our growth trajectory further.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The ultimate objective of this crowdfunding campaign is to propel the Company beyond expectations set by a renowned private equity firm, positioning the Company for a strategic partnership and additional funding.

Indebtedness

- Creditor: Robert Fisher
  Amount Owed: $50,000.00
  Interest Rate: 15.0%
  Maturity Date: December 01, 2024
  On July 15, 2024, the Company entered into a line of credit with Robert Fisher, CEO for $50,000. The principle bears an interest rate of 15% per annum, and the principle is due on December 1, 2024. The agreement gives the right to Mr. Fisher to convert the unpaid principal balance and interest into equity at the valuation of the original investment. The balance as of December 31, 2024, was $50,000

- Creditor: Barbeau Group
  Amount Owed: $90,000.00
  Interest Rate: 15.0%
  On July 15, 2024, the Company entered into a line of credit with Barbeau Group, an investor, for $90,000. Additionally, the Managing Partner of Barbeau Group is Barry Abraham, the Chair of the Company. The line of credit bears an interest rate of 15% per annum, and the principal is due on December 1, 2024. The agreement gives Barbeau Group the right to convert the unpaid principal balance and interest into equity at the valuation of the original investment. The balance as of December 31, 2024, was $90,000

Related Party Transactions

- Name of Entity: Barbeau Group
  Names of 20% owners: Barry Abraham
  Relationship to Company: Director
  Nature / amount of interest in the transaction: On July 15, 2024, the Company entered into a line of credit with Barbeau Group, an investor, for $90,000. Additionally, the Managing Partner of Barbeau Group is Barry Abraham, the Chair of the Company. The line of credit bears an interest rate of 15% per annum, and the principal is due on December 1, 2024. The agreement gives Barbeau Group the right to convert the unpaid principal balance and interest into equity at the valuation of the original investment. The balance as of December 31, 2024, was $90,000
  Material Terms:

- Name of Person: Robert Fisher
  Relationship to Company: Director
  Nature / amount of interest in the transaction: On July 15, 2024, the Company entered into a line of credit with Robert Fisher, CEO for $50,000. The principle bears an interest rate of 15% per annum, and the principle is due on December 1, 2024. The agreement gives the right to Mr. Fisher to convert the unpaid principal balance and interest into equity at the valuation of the original investment. The balance as of December 31, 2024, was $50,000.
  Material Terms:

Valuation

Pre-Money Valuation: $11,947,500.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $455,000.00 in SAFE notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $20,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%
- StartEngine Service Fees
  92.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%
- Research & Development
  15.5%
  We will use 15.5% of the funds raised for market and customer research, new product development and market testing (additional headcount for Product development is considered "Company Employment").
- Inventory
  15.0%
  We will use 15% of the funds raised to purchase inventory for the Company's biometric wearable devices in preparation of expansion.
- Company Employment
  28.0%
  We will use 28% of the funds to hire key personnel for daily operations, including the following roles: Sales and Marketing and product/Software Application Development. Wages to be commensurate with training, experience and position.
- Working Capital
  12.0%
  We will use 12% of the funds for working capital to cover expenses for the [initial launch, product expansion, etc.] as well as ongoing day-to-day operations of the Company.
- StartEngine Reg CF Campaign Marketing & Lead Generation
  22.0%
  We will use 22% of the funds to market the crowdfunding campaign.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://oneaihealth.com/ (www.ONEaiHealth.com/investor).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/oneai-health

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Health Magnet Holdings, Inc d/b/a ONEai Health

[See attached]

Health Magnet Holdings, Inc.
(the "Company")
a Florida Corporation

Consolidated Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

Table of Contents

RNB CAPITAL

www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Health Magnet Holdings, Inc. Management

We have reviewed the accompanying consolidated financial statements of Health Magnet Holdings, Inc (the Company) d/b/a ONEai Health which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter on Going Concern:
As discussed in Note 1, certain conditions and events raise concerns regarding the Company's ability to continue as a going concern in the near term. Management has addressed these matters in Note 1, along with its plans to mitigate the uncertainty. The accompanying financial statements have been prepared on a going concern basis and do not include any adjustments that might result if the Company were unable to continue its operations. Our conclusion is not modified with respect to this matter.

RNB Capital LLC

Tamarac, FL
May 18, 2025

HEALTH MAGNET HOLDINGS, INC.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	As of December 31,	
	2024	**2023**
ASSETS		
Current Assets:		
Cash and Cash equivalents	23,598	493,906
Accounts Receivable	140,750	2,680
Prepaid expenses	23,867	25,750
Inventory	123,810	72,869
Total Current Assets	312,026	595,204
Non-Current Assets:		
Fixed assets - net	72,345	18,707
Intellectual property	3,296	1,998
Total Non-Current Assets	75,641	20,705
TOTAL ASSETS	387,666	615,909
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	67,468	18,887
Other current liabilities	625	-
Line of credit - Related Party	140,000	-
Line of credit	50,000	-
Total Current Liabilities	258,093	18,887
Non-Current Liabilities:		
Total Non-Current Liabilities	-	-
TOTAL LIABILITIES	258,093	18,887
EQUITY		
Common Stock	-	-
Preferred Stock	-	-
Additional Paid in Capital	1,322,000	1,306,925
SAFE Notes	455,000	200,000
Accumulated deficit	(1,647,426)	(909,903)
TOTAL EQUITY	129,574	597,022
TOTAL LIABILITIES AND EQUITY	387,666	615,909

See Accompanying Notes to these Unaudited Financial Statements

HEALTH MAGNET HOLDINGS, INC.
CONSOLIDATED STATEMENT OF OPERATIONS

	Year Ended December 31,	
	2024	**2023**
Revenues		
Service Revenue	238,369	36,985
Sales Revenue	5,000	-
Discount & Allowance	2,084	-
Cost of Service	37,228	15,656
Gross Profit	204,057	21,329
Operating Expenses		
Payroll expense	614,133	530,168
General and administrative expense	97,130	109,713
R&D expenses	219,789	215,702
Marketing and Advertising	11,793	28,019
Depreciation expense	16,519	1,696
Interest expense	1,122	4,241
Contractor expense	2,601	-
Total Operating Expenses	**963,088**	**889,539**
Total Loss from Operations	**(759,031)**	**(868,210)**
Other Income (Expense)		
Interest income	-	500
Other expense	-	(16)
Bad debt expense	(180)	-
Total Other Income (Expense)	**(180)**	**484**
Net Income (Loss)	**(759,211)**	**(867,726)**

See Accompanying Notes to these Unaudited Financial Statements

HEALTH MAGNET HOLDINGS, INC.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Preferred Stock				Retained earnings (Deficit)	Total Shareholders' Equity
	# of Shares	$ Amount	# of Shares	$ Amount	APIC	SAFE Notes		
Beginning balance at 1/1/23	13,184,862	-	-	-	72,000	-	(82,914)	(10,914)
Issuance of Common Stock	415,000	-			250,000	-	-	250,000
Issuance of Preferred Stock	-	-	6,480,000	-	984,925			984,925
Issuance of SAFE notes	-	-	-	-	-	200,000	-	200,000
Prior period adjustment	-	-	-	-	-	-	40,738	40,738
Net income (loss)	-	-	-	-	-	-	(867,726)	(867,726)
Ending balance at 12/31/23	13,599,862	-	6,480,000	-	1,306,925	200,000	(909,902)	597,022
Issuance of Common Stock	-	-	-	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	15,075	-	-	15,075
Issuance of SAFE notes	-	-	-	-	-	255,000	-	255,000
Prior period adjustment	-	-	-	-	-	-	21,688	21,688
Net income (loss)	-	-	-	-	-	-	(759,211)	(759,211)
Ending balance at 12/31/24	13,599,862	-	6,480,000	-	1,322,000	455,000	(1,647,426)	129,573

See Accompanying Notes to these Unaudited Financial Statements

HEALTH MAGNET HOLDINGS, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31,	
	2024	**2023**
OPERATING ACTIVITIES		
Net Income (Loss)	(759,211)	(867,726)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation expense	16,519	1,696
Prior period adjustment	21,688	40,738
Accounts Receivable	(138,070)	(2,680)
Prepaid expenses	1,883	(25,750)
Inventory	(50,941)	(72,869)
Accounts Payable	48,580	(2,176)
Other current liabilities	625	10,000
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(99,717)	(51,041)
Net Cash provided by (used in) Operating Activities	(858,928)	(918,767)
INVESTING ACTIVITIES	-	-
Fixed assets	(70,157)	(20,403)
Intellectual property	(1,298)	(1,848)
Net Cash provided by (used in) Investing Activities	(71,455)	(22,251)
FINANCING ACTIVITIES		
Line of credit	50,000	-
Line of credit - Related Party	140,000	-
Additional Paid in Capital	15,075	1,234,925
SAFE Notes	255,000	200,000
Net Cash provided by (used in) Financing Activities	460,075	1,434,925
Cash at the beginning of period	493,906	-
Net Cash increase (decrease) for period	(470,308)	493,906
Cash at end of period	23,599	493,906

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Health Magnet Holdings, Inc ("the Company") d/b/a ONEai Health is a Florida corporation formed on November 7, 2022, with a bold mission: to redefine chronic care management through cutting-edge AI.

Chronic conditions shouldn't mean constant worry. ONEai Health transforms personal health monitoring by using advanced AI to track biometric readings in real-time—whether at home, post-hospital, or in daily life. Think of it as having a doctor in your pocket, continuously monitoring your health, and detecting potential issues before they escalate. The result? Fewer ER visits, lower healthcare costs, and total peace of mind.

The Company's business model is built on a powerful SaaS platform that combines AI-enabled patient monitoring with predictive analytics. By helping individuals manage their health proactively, they aim to reduce hospitalizations and improve the quality of life for North America's growing chronic care population.

Headquartered in Tampa, Florida, the Company currently serves customers across the United States and plans to expand into Canada soon.

To fuel its growth and accelerate its impact, the Company will launch a Regulation CF crowdfunding campaign in 2025, allowing investors to be part of the future of AI-driven healthcare.

The Company has established subsidiaries as part of its corporate structure. As of December 31, 2024, and December 31, 2023, these subsidiaries were not actively operating. However, they are included in the Company's consolidated financial reporting framework as required under generally accepted accounting principles. These companies include Health Magnet, LLC, a Florida Limited Liability Company and ONEai, LLC, a North Carolina Limited Liability Company. The entities were dissolved on September 22, 2023, and November 20, 2024, respectively.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high creditworthiness. The Company's management plans to assess the financial strength and creditworthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses the last two years inception and may continue to generate losses. The

Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The financials of the Company include its wholly-owned subsidiaries, Health Magnet, LLC, a Florida Limited Liability Company and ONEai, LLC, a North Carolina Limited Liability Company. The entities were dissolved on September 22, 2023, and November 20, 2024, respectively.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $23,598 and $493,906 in cash and cash equivalents as of December 31, 2024 and December 31, 2023, respectively.

Accounts Receivable

Receivables due from customers are uncollateralized customer obligations due under normal terms. Receivables are stated at the amount billed to the customer. Payments of receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are collected based on NET30 basis.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

Inventory consisted primarily of wearable devices, such as watches and smart rings. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory at December 31, 2024 and December 31, 2023, is $123,810, and $72,869, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2024	2023
Computer Equipment	3	23,652	20,403
Service-related Assets	5	66,879	-
Accumulated Depreciation		(18,186)	(1,696)
Totals		**72,345**	**18,707**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company earns revenue through monthly subscriptions. The Company's significant percentage of subscribers are through Medicaid and Medicare patients enrolled through doctor prescriptions. The Company's performance obligation is to collect sufficient data to comply with Medicaid and Medicare, which requires 16 days of data. As such, the Company ensures they interact with the patient for at least half the month. The Company bills a set-up fee for Medicare and Medicaid patients, which is billed to the doctors immediately. Additionally, the monthly subscription fee is invoiced to the doctors monthly and is due on a Net 30 basis.

The Company also has direct consumer users, whose performance obligation is to provide access to the software. The customers are billed monthly, and payments are obtained through the credit card on file. The Company also charges a set-up fee to these customers.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of travel, information technology related expenses, bank fees, rent, insurance, and other miscellaneous expenses.

Equity-Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

On July 15, 2024, the Company entered into a line of credit with Robert Fisher, CEO for $50,000. See **Note 5.**

On July 15, 2024, the Company entered into a line of credit with Barbeau Group, an investor, for $90,000. Additionally, the Managing Partner of Barbeau Group is Barry Abraham, the Chair of the Company. See **Note 5.**

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Line of Credit Related Party:

On July 15, 2024, the Company entered into a line of credit with Robert Fisher, CEO for $50,000. The principle bears an interest rate of 15% per annum, and the principle is due on December 1, 2024. The agreement gives the right to Mr. Fisher to convert the unpaid principal balance and interest into equity at the valuation of the original investment. The balance as of December 31, 2024, was $50,000. See **Note 3.**

On July 15, 2024, the Company entered into a line of credit with Barbeau Group, an investor, for $90,000. Additionally, the Managing Partner of Barbeau Group is Barry Abraham, the Chair of the Company. The line of credit bears an interest rate of 15% per annum, and the principal is due on December 1, 2024. The agreement gives Barbeau Group the right to convert the unpaid principal balance and interest into equity at the valuation of the original investment. The balance as of December 31, 2024, was $90,000. See **Note 3.**

Line of Credit:

On September 26, 2024, the Company entered into a line of credit with Dana Clark, for $50,000. The principle bears an interest rate of 14% per annum, and the principle is due on October 1, 2025. The agreement gives the right to Ms. Clark to convert the unpaid principal balance and interest into equity at the valuation of the original investment. The balance as of December 31, 2024, was $50,000.

NOTE 6 – EQUITY

The Company has authorized 40,000,000 of common shares with no par value per share. 13,599,862 were issued and outstanding as of 2024 and 2023.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 6,480,00 of Series A Preferred shares with no par value per share. 6,480,000 shares were issued and outstanding as of 2024..

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The holders of the Series A preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31, 2024, no dividends had been declared.

Simple Agreements for Future Equity (SAFE)

During the periods ending December 31, 2024, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event. Each agreement is subject to a pre or post money valuation cap. The total amount of the SAFES is $455,000, as of December 31, 2024. The valuation caps of the agreements entered were $15M - $19M.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 18, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

GET A PIECE OF ONEAI HEALTH

AI-Powered Healthcare: Transforming Chronic Disease Management

Chronic conditions shouldn't mean constant worry. ONEai Health uses advanced AI to continuously analyze personal biometric readings, seamlessly supporting individuals, caregivers, and healthcare teams, whether at home, after a hospital stay, or in daily life. It keeps watch over key health indicators, offering near real-time insights and smart predictions to help detect potential issues early so individuals and providers can take action before problems escalate. We aim to achieve fewer emergency department visits, lower costs, and greater peace of mind for patients and healthcare professionals alike, this is the future of intelligent, continuous health monitoring.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


ONEai Health
Improved Health Outcomes Through AI-Driven Predictive Analytics

$130,686.36 Raised

Get Equity
$0.50 Per Share

RAISED	INVESTORS
$130,686.36	49
MIN INVEST	**VALUATION**
$500	$11.95M

REASONS TO INVEST

PATENTED AND PROVEN TECHNOLOGY - Developed by top physicians and healthtech experts, delivering AI-driven, real-time insights for proactive care in a market where 25% of patients with conditions like heart failure and COPD are readmitted within 30 days.

PROVEN MARKET TRACTION & IMPACT - ONEai Health has secured strategic partnerships with Old Glory, SAHA, PortCo, Digital Conversation, and Open Mind Health while conducting programs with healthcare organizations, positioning for scale as the remote patient monitoring market expands rapidly. With operations now spanning 11 states, with plans to double that in 2025, the company has signed ARR of $1.6M and forecasts a greater ARR in 2025*. Six patent-pending AI algorithms transform chronic disease management while Medicare coverage and readmission penalties drive urgent demand for proven cost-reduction solutions.

MARKET POTENTIAL - Healthcare systems urgently need solutions for the $59 billion hospital readmission problem, with 60% of U.S. adults having at least one chronic condition requiring ongoing management, creating immediate demand for ONEai Health's monitoring technology. No universal standard for clinical surveillance currently exists for patients post-discharge.

**This offering may include projections or expectations about future performance. These are based on current assumptions and may change. Actual results could differ materially.*

TEAM



Robert Fisher • Chief Executive Officer and Director

Rob Fisher served in several pivotal roles such as Chief Business Development Officer, Chief Nurse Officer, and Vice President for the Cardiovascular/Neuroscience/ Telehealth Network. Rob left an indelible mark by spearheading initiatives like the Michigan Stroke Network, a revolutionary model for acute stroke care, which garnered nationwide adoption.

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Herbert Henri von Winckelmann • Chief Growth Officer

Sales and Business Development Leader with 30 years of experience turning transiting disruptive technologies into widely adopted and valuable healthcare service models.

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Richard Fessler II, MD • Chief Medical Officer

Dr. Fessler specializes serves as the Specialist-in-Chief of Neurosurgery at the Detroit Medical Center and Chief of Neurosurgery at DMC Detroit Receiving Hospital. As a member of the prestigious Michigan Head and Spine Institute, Dr. Fessler specializes in complex vascular abnormalities of the brain, neck, and spinal cord for the treatment of aneurysms, carotid artery disease, and stroke

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Barry Abraham • Chairman of the Board of Directors & principal accounting officer

Growth Adviser and continuous improvement expert for mid-sized companies and private equity firms who are revitalizing underperforming portfolio companies, navigating M&A integrations, or seeking to seize substantial market opportunities through a well-crafted growth strategy.

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David A Vort • Director

Dave Vort is an experienced leader in commercial strategy and market expansion with 25+ years in the medical device sector. He is currently the Chief Commercial Officer of Cytovale. He was President of Magnus Medical, where he led the commercialization of brain stimulation tech for depression.

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Patrice Barbeau • Director

I am the Managing Partner of The Barbeau Group, an investment and management firm based in Quebec, Canada, and Pompano Beach, Florida. We specialize in technology, medical devices, energy, and manufacturing, leveraging strategic expertise to drive growth, innovation, and long-term value across multiple industries.

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Clinton Mikel, Esq. • Director, Co-Founder & SME

Clinton, a University of Michigan Law and Cornell graduate, is a leading healthcare law expert and educator. A Partner at The Health Law Partners, he advises industry leaders and has earned national recognition, including the Burton Award. He's a sought- after speaker and ABA leader shaping healthcare law.

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Stephen Thornhill • VP of Operations

Stephen Thornhill brings over a decade of expertise in organizational performance focused on developing and managing digital media products, including healthcare innovations like the Leapfrog Hospital Safety Grade and evaluation applications for surgical residents, and many more. A 40 Under 40 honoree and Harvard-educated leader, Stephen is a skilled operator who excels in enhancing user experience and leading global teams at ONEai Health.

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Peter A. McCullough, MD, MPH • Advisor

Dr. McCullough is recognized internationally as a leading figure in the study of chronic kidney disease as a cardiovascular risk state, having over 1,000 publications to his name and over 500 citations in the National Library of Medicine. His works include “Pathophysiological Basis and Rationale for Early Outpatient Treatment of SARS-CoV-2 (COVID-19) Infection” - the first widely utilized treatment regimen for ambulatory patients infected with SARS-CoV-2 in the American Journal of Medicine. He has dozens of peer-reviewed publications on the infection and has commented extensively on the medical response to the COVID-19 crisis in The Hill, America Out Loud, and on FOX NEWS Channel. He has had years of dedicated academic and clinical efforts in combating the SARS-COVID virus and in doing so, has reviewed thousands of reports, participated in scientific congresses, group discussions, press releases, and has been considered among the world's experts on COVID-19.

“As a medical specialist and researcher dedicated to advancing the prevention and management of chronic disease, I wholeheartedly endorse ONEai Health’s AI-powered continuous monitoring system for heart failure. Utilizing wearable technology and advanced machine learning, ONEai enables early detection and proactive interventions, preventing hospital readmissions and improving patient outcomes. I am excited to lead and advise in further developing AI solutions for the prevention and management of common diseases, helping millions receive the continuous, compassionate care they deserve.”

— Dr. Peter A. McCullough, MD, MPH

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Angel L. Iscovich, MD • Chairman of the Advisory Board

Dr. Angel Iscovich, Chairman of the Advisory Board at ONEai Health, brings extensive experience as a healthcare executive and CEO of Inflexion, also serving as CEO of Envision Healthcare’s largest division and advising Baleon Capital and Potentia Analytics in healthcare technology.

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Jason Napierala, LNHA • Advisor

Jason Napierala, with 33 years in the healthcare industry, is a licensed Nursing Home Administrator at Blue Creek Healthcare. His extensive experience spans Medicare, nursing, and long-term care, with executive roles at facilities like Indian Meadows Nursing Center and Trilogy Health Services.

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Andrea Phillips, RN, BSN, MA • Advisor

Andrea is a seasoned healthcare professional with 33 years of invaluable healthcare experience with healthcare systems, community hospitals, and ambulatory facilities, providing her with a comprehensive understanding of the intricacies of healthcare administration.

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THE PITCH

ONEai Health is redefining chronic care with BIO-EYE™—our AI-powered platform that delivers real-time insight to support patients beyond the hospital walls.

ONEai Health is redefining chronic disease management with AI-driven clinical surveillance. Our proprietary BIO-Eye™ platform continuously monitors patients, reducing hospital readmissions and improving outcomes. Led by seasoned healthcare and AI experts, our platform is already deployed in multiple states and growing. With strategic partnerships and a strong sales pipeline, we're expanding nationwide to make proactive care more accessible.


Relationships & Affiliations
SterlingPortCo
openmind
HEALTH
DigitalConversation
cardioWell

MASSIVE MARKET OPPORTUNITY


U.S. Market
$4.2
TRILLION
Annual healthcare cost of chronic conditions in the U.S.
$4.2T
$59B
$12B
HOSPITAL READMISSION COST
ONEAI HEALTH MARKET OPPORTUNITY

The global healthcare system is buckling under the weight of a **$47 trillion** crisis. With chronic disease rates climbing, hospitals and care facilities are grappling with rising readmission penalties, critical staffing shortages, and a shortage of scalable monitoring solutions. In the United States, chronic conditions now account for a **$4.2 trillion** burden, with **$59 billion** lost annually to preventable hospital readmissions alone. **ONEai Health** is strategically focused on a **$12 billion segment** of this market—addressing the root causes behind 80% of these readmissions.

With chronic diseases showing **national readmission rates between 19%-25%,** our AI-driven solution delivers predictive analytics, empowering doctors to intervene early, enhance oversight, reduce costs, and, most of all, achieve better patient outcomes.

By investing in **ONEai Health**, you're not just betting on a scalable, reimbursable tech platform. You're helping ensure that vulnerable people, like your mom, your grandfather, or a neighbor down the street, receive the care they deserve, wherever they are.

OUR SOLUTION


1
Monitor
Wearable collects patient biometrics.
2
Transmit
Data is sent to the BIO-EYE™ platform.
3
Analyze
AI detects trends and early risk signals.
4
Alert
Clinicians receive insights and decide on intervention.
5
Act
Caregivers or Patients follow clinician guidance.
6
Reassure
Patients feel safe, supported, and in control.

AI-Driven Continuous Clinical Surveillance for Chronic Disease Management

ONEai Health delivers an **AI-powered Continuous Clinical Surveillance Solution** to monitor patients with known chronic conditions. The solution provides predictive suggestions to clinicians regarding potential acute episodes that could result in hospitalizations and Emergency Department admissions.

Our proprietary **ONEai BIO-Eye™** Clinical Analytics Platform captures and interprets biometric data 24/7, alerting healthcare professionals before conditions become severe.


Our proprietary ONEai BIO-Eye™ Clinical Analytics Platform captures and interprets biometric data 24/7,
alerting healthcare professionals before conditions become severe.

We provide targeted solutions for **ACOs, value-based care providers, and physician groups,** ensuring faster intervention and better patient outcomes.

Patients wear smart devices that continuously monitor key biometrics, while **ONEai BIO-EYE** intelligently analyzes trends and subtle changes, providing predictive insights to clinicians for proactive chronic disease management.

By providing clinicians with **highly intelligent analytics and predictive suggestions, ONEai Health** can transform chronic disease management.

JOIN THE MOVEMENT

Make America Healthy Again: Reducing the Effects of Chronic Care

At **ONEai Health**, we're not just building a company—we're transforming Chronic Care with Proactive Management, Improved Quality of Life, and Lower Healthcare Costs. Our mission: empower patients, support providers, and improve outcomes while reducing costs through AI-powered Chronic Care solutions.

Traditional clinics rely on reactive models, outdated systems, and overwhelmed care teams to manage complex conditions. But healthcare is one of the most powerful and promising frontiers for AI innovation. Our patent-pending, AI-powered platform delivers real-time, predictive insights that enable earlier interventions, better patient experiences, and reduced costs. We call it proactive care with purpose.

Our leadership team, with deep expertise in health tech, startups, and major health systems, is guided by a world-class Board of Advisors, including **Dr. Peter McCullough,** a leading cardiologist and epidemiologist and a leader in the ***Make America Healthy Again*** Movement and senior advisor to the Health and Human Services directorate.


OUR MISSION
Empower patients, support providers, and improve outcomes while reducing costs through our AI-powered Chronic Care solution.

Proven Innovation, Strong Potential

We've transformed stroke care nationwide with our innovative stroke network model, adopted by all U.S. stroke centers. Now, we're scaling AI-driven, personalized healthcare to help physicians and patients manage chronic conditions more effectively.

Strategic Growth Partnerships

- **Sterling PortCo** – Expanding across leading U.S. health systems, improving patient outcomes while driving sustainable revenue.
- **Digital Conversations** – Integrating secure messaging, increasing efficiency and customer reach.
- **CardioWell (non-binding LOI signed)** – Implementing AI-powered hypertension protocols and IoT solutions to enable proactive, data-driven care.


Momentum You Can't Ignore
SIX PATENT-PENDING AI ALGORITHMS
TRANSFORMING CHRONIC DISEASE MANAGEMENT.
EXPANDED TO 11 STATES, DOUBLING IN 2025.
SIGNED ARR OF $1.6M, 2025 FORECASTED SIGNED
ANNUAL RUN RATE OF $13.3M.

**This offering may include projections or expectations about future performance. These are based on current assumptions and may change. Actual results could differ materially.*

Momentum You Can't Ignore

- **Six patent-pending AI algorithms** transforming chronic disease management.
- Expanded to **11 states**, with plans to double in 2025.
- Signed **ARR of $1.6M**, 2025 forecasted for higher ARR*.

Now Is the Time to Invest

Funds from **StartEngine** will help us fuel growth, innovation, and market expansion. Join us. This is where healthcare's biggest need meets its smartest opportunity.

All the best,
Rob Fisher
CEO, **ONEai Health**


ONEai Health Revenue Model
Provider bills payer for reimbursement
ONEai Health bills provider for services
FEE FOR SERVICE MODEL
Per Patient Fees
• Initial patient set up
• Monthly Management
SHARED RISK MODEL
Per Patient Fees
• Patient set up
• Monthly Management
• Value-based Savings

WHO DO WE SERVE

ONEai Health Supports Two Key Market Segments

1. **Professional Segment:** We support shared-risk organizations, including **ACOs, MCOs, and long-term care groups,** all dedicated to improving patient outcomes, reducing readmissions, managing the total cost of care, and enhancing the quality of life for those with chronic conditions.
2. **Consumer Segment:** Looking to lead the **"Make America Healthy Again"** movement, **ONEai Health** is committed to improving lives through AI-driven predictive health management. Our innovative chronic care solution empowers individuals to take control of their well-being—whether managing an existing condition or staying ahead of future health risks. As the population ages and interest in longevity and personal health optimization grows, our AI-powered platform offers real-time insights, smarter decision-making, and earlier interventions. It's like having a personal health assistant in your hands—constantly monitoring your data, detecting subtle patterns, and alerting you before problems become serious.

CLINICAL EVIDENCE

Prospective Clinical Review: ONEai Health's Impact on Reducing Readmissions in Post-Stroke Patients*

STUDY OVERVIEW

A three-month study by **Michigan Head and Spine Associates** evaluated **ONEai Health's** effectiveness in managing **post-stroke patients with chronic conditions.**

For clinical consistency, the study included **100 patients** (mean age: **73**) under a single interventional neurosurgeon. Patients were divided into two groups: standard care vs. **ONEai Health** users.

STUDY CONTEXT

National hospital readmission rates for chronic conditions (stroke, hypertension, diabetes) are 20–25% within 30 days (CMS & AHRQ). Key drivers: poor chronic disease management, medication issues, and lack of proactive monitoring.


ONEai Health
Superior Results
-71%
REDUCTION IN READMISSION
23%
Readmission rate for patients without ONEai Health
*Internal non-audited study
6%
Patients with ONEai Continuous Clinical Surveillance

KEY FINDINGS

Significant Reduction in Readmission Rates:

- Patients without the **ONEai Health** solution had a readmission rate of 23%, consistent with national averages for similar populations.
- Patients utilizing **ONEai Health** experienced a dramatically lower readmission rate of 6.7%, reflecting a 71% relative reduction compared to the control group and outperforming many existing national interventions.

Enhanced Chronic Condition Management:

- 25% of patients in the **ONEai Health** group were newly diagnosed with hypertension through continuous monitoring, enabling earlier interventions to prevent adverse outcomes.
- These rates align with evidence indicating that early detection and management of hypertension reduce stroke recurrence and complications (e.g., ACC/AHA Hypertension Guidelines).

Optimized Medication Regimens:

- 40% of patients in the **ONEai Health** group required significant medication adjustments during the study period.
- Proactive monitoring through **ONEai Health** facilitated timely medication titration and adherence improvements, aligning with studies demonstrating a direct correlation between medication management and reduced readmission risks (e.g., JAMA Internal Medicine, 2021).

KEY FINDINGS SUMMARY

The study shows that patients using the **ONEai BIO-Eye™** Clinical Analytics Platform outperform national averages in reducing hospital readmissions, especially for complex chronic conditions. By closing care gaps, providing hospital-grade monitoring in the home, and addressing medication issues, the **ONEai Health's** monitoring platform significantly reduces healthcare utilization and improves patient outcomes.

COMPARISON TO OTHER STUDIES

Traditional transitional care programs reduce readmissions by 20–30% (NEJM, 2020). In contrast, **ONEai Health** achieved a **70% reduction**, proving its superior scalability for chronic condition management.

CONCLUSION

ONEai Health redefines post-stroke care, delivering unmatched readmission reduction through AI-driven monitoring. This study sets a new benchmark for improving high-risk patient outcomes.

**Not peer-reviewed; an internal prospective study by Michigan Head & Spine , Southfield, MI. The above study summary is included for illustrative and informational purposes only. The underlying study referenced has not been included in the offering materials, has not been independently verified, and has not been reviewed or approved by any regulatory agency. While the results described are based on observed outcomes, they are limited in scope and may not be representative of larger populations or future performance.*

OUR TRACTION

Recognized by Both Segments of Customers: HealthCare Professionals and Patients


What Our Patients Are Saying
Marlene G.
"There is no one involved in the program that doesn't experience health issues, so having a tool that is able to record health information is comforting. I feel safer."
Tamara H.
"I really like knowing my stats because I am taking care of my Mommy and I don't have time to keep up with everything. All I have to do is go into my app and get my details."
Gaby R.
"This program was an absolute game-changer for me. I absolutely love my smart monitoring device, everybody should have one. The data on the app has been very beneficial. Now I'm able to easily monitor my vitals, I learned my stress trigger points, and I can even see how many calories I burn."
Kathryn T.
"It is helpful to have this data on a daily basis. I recently started a new medication and it's helpful to check my vitals."
ONEai Health™

These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.

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These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.

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This video does not exist.

These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.

Sorry

This video does not exist.

These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.

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This video does not exist.

These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.

WHY INVEST

This isn't just innovation—it's predictive technology reshaping how we care for aging parents, chronic illness, and each other.



Jan. 2023
ONEai Health Platform Launch
Mar. 2023
Hypertension Algorithm Developed
Apr. 2023
Post-Stroke First Paid Contract
Sept. 2023
Series A Financing Round Closed
Dec. 2023
400,000,000 Biometrics Collected
Sept. 2024
ONEai Insights & Bio-EYE Algorithms Launched
Nov. 2024
First Cash Positive Month
Nov. 2024
Dr. Peter McCullough Joins Advisory Board
Dec. 2024
CardioWell Acquisition-Pending
Dec. 2024
Strategic Partnership for 20 major markets
Jan. 2025
700,000,000 Biometrics Collected
Jan. 2025
Strategic Partner in 11 States & Puerto Rico
Jan. 2025
First Shared-Risk Contract with National Organization
Feb. 2025
Device Agnostic, Opens Consumer Market
Feb. 2025
LOI with Digital Conversations
Mar. 2025
Strategic Partnership with Michigan State Medical Society
May 2025
Strategic Partnership with Open Mind Health
May 2025
Became a SAHA Preferred Partner
June 2024
Strategic Partnership with Old Glory

Important Milestones

- January, 2023: **ONEai Health** Platform Launched
- March, 2023: Hypertension Algorithm Developed
- September, 2023: Series A Financing Round Closed
- September, 2024: ONEai Insights & BIO-EYE Algorithms Launched
- November, 2024: Dr. Peter McCullough Joins Advisory Board
- December, 2024: CardioWell Acquisition-Pending
- December, 2024: Strategic Partnership for 20 Major Markets Signed
- January, 2025: Strategic Partner in 11 States & Puerto Rico
- February, 2025: LOI with Digital Conversations
- March, 2025: Strategic Partnership with Michigan State Medical Society
- May, 2025: Strategic Partnership with Open Mind Health
- May, 2025: Became a SAHA Preferred Partner
- June, 2025: Strategic Partnership with Old Glory

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

ABOUT

HEADQUARTERS
30434 Ceasar Park Drive
Wesley Chapel, FL 33543

WEBSITE
View Site

Chronic conditions shouldn't mean constant worry. ONEai Health uses advanced AI to continuously analyze personal biometric readings, seamlessly supporting individuals, caregivers, and healthcare teams, whether at home, after a hospital stay, or in daily life. It keeps watch over key health indicators, offering near real-time insights and smart predictions to help detect potential issues early so individuals and providers can take action before problems escalate. We aim to achieve fewer emergency department visits, lower costs, and greater peace of mind for patients and healthcare professionals alike, this is the future of intelligent, continuous health monitoring.

TERMS

ONEai Health

Overview

PRICE PER SHARE
$0.50

VALUATION
$11.95M

DEADLINE
Oct. 22, 2025 at 6:59 AM UTC

FUNDING GOAL
$20K - $1.24M

Breakdown

MIN INVESTMENT
$500

OFFERING TYPE
Equity

MAX INVESTMENT
$1,235,000

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
40,000

MAX NUMBER OF SHARES OFFERED
2,470,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$387,666	$615,909
Cash & Cash Equivalents	$23,598	$493,906
Accounts Receivable	$140,750	$2,680
Short-Term Debt	$258,093	$18,887
Long-Term Debt	$0	$0
Revenue & Sales	$243,369	$36,985
Costs of Goods Sold	$37,228	$15,656
Taxes Paid	$0	$0
Net Income	-$759,211	-$867,726

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Loyalty Bonus | Bonus Shares: 25%

Exclusively for previous investors or B2B partners in ONEai Health, enjoy additional bonus shares.

Time-Based Perks

Super Early Bird: Invest $1,000+ within the first 72 hours and receive 10% Bonus Shares.

Early Adopter: Invest $500+ within the first 2 weeks | 2% bonus shares

Visionary: Invest $2,500+ within the first 2 weeks | 5% bonus shares

Innovator: Invest $5,000+ within the first 2 weeks | 10% bonus shares

Pioneer: Invest $10,000+ within the first 2 weeks | 15% bonus shares

Strategic Partner: Invest $25,000+ within the first 2 weeks | 20% bonus shares

Transformational: Invest $50,000+ within the first 2 weeks | 30% bonus shares

Amount-Based Perks

Visionary: Invest $2,500+ and receive a smart ring/mobile health app

Innovator: Invest $5,000+ and receive 2 smart rings/mobile health app and 1-year personal monitoring

Pioneer: Invest $10,000+ and receive 2 smart rings/mobile health app and 1-year personal monitoring

Strategic Partner: Invest $25,000+ and 2 smart rings/mobile health app and 1-year personal monitoring

Transformational: Invest $50,000+ and 2 smart rings/mobile health app and 1-year personal monitoring

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.*

The 10% StartEngine Venture Club Bonus

Health Magnet Holdings, Inc d/b/a ONEai Health will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $50. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

ALL UPDATES

05.20.25

Strategic Partnership with Open Mind Health

San Diego, California — **Open Mind Health**, a recognized provider in integrative mental healthcare, and **ONEai Health**, an innovator in real-time biometric analytics, announced a strategic partnership aimed at improving the integration of mental and physical health treatment through AI integration and proactive care models.

"This partnership brings together advanced data intelligence and compassionate clinical care," said Dr. Craig Beach, Psychiatrist and CEO of Open Mind Health. "By combining our strengths, we can deliver more personalized, effective support to those facing complex health challenges."

The collaboration focuses on uniting mental health care with continuous biometric monitoring to potentially detect risks earlier, offer enhanced interventions, and improve care coordination across digital platforms. With ONEai Health's AI-powered engine already deployed in 10 states, the integrated model is aiming to expand significantly over time.

Partnership Highlights:

- **Early Risk Detection–** Real-time biometric and behavioral monitoring to identify at-risk patients faster.
- **AI-Driven Clinical Support–** Enhanced decision-making tools for timely and accurate treatment.
- **Seamless Coordination–** Integration of telehealth, remote monitoring, and EHR systems for smoother care delivery.

"Mental and physical health are deeply connected, yet too often treated in isolation," said Rob Fisher, CEO of ONEai Health. "Together with Open Mind Health, we're working towards establishing a model where care is more predictive than reactive."

According to the National Institute of Mental Health, one in five U.S. adults experiences mental illness each year, emphasizing the urgent need for integrated, scalable solutions.

About Open Mind Health

Open Mind Health provides nationwide telehealth services that combine therapy, medication management, and complementary and alternative modalities under a single, integrative model. Learn more at www.openmindhealth.com.

About ONEai Health

ONEai Health delivers continuous biometric and AI-powered analytics that are designed to support earlier interventions and enhanced care. Currently active in 10 states and growing. Learn more at www.oneaihealth.com.

Footnotes

- National Institute of Mental Health. (2023). Mental Illness. Retrieved from https://www.nimh.nih.gov/health/statistics/mental-illness


STRATEGIC
PARTNERSHIP
UNLOCKING NEW OPPORTUNITIES
HEALTH

05.14.25

Sterling PortCo and ONEai Health Partnership

Sterling PortCo, a leading platform specializing in value creation and strategic growth for middle-market companies, and **ONEai Health**, an innovator in continuous biometric surveillance and disease-specific AI, today announced a strategic partnership designed to accelerate the adoption of advanced healthcare technology solutions. This alliance combines Sterling PortCo's proven expertise in healthcare operations and portfolio scaling with ONEai Health's cutting-edge AI-driven healthcare platform—currently serving customers in 10 states and rapidly expanding.

"We are excited to join forces with ONEai Health," said Craig Fischer, CEO at Sterling PortCo. "Their innovative approach to data-driven healthcare aligns perfectly with our commitment to unlocking value and driving transformative results for our clients and across our portfolio companies. Together, we aim to enhance patient care and streamline clinical operations."

A New Era of Healthcare Innovation

By harnessing real-time patient data and advanced analytics, the partnership aims to bring next-generation healthcare solutions—traditionally reserved for large hospital systems—to a broader network of outpatient facilities, physician groups, and specialty care practices.

Key areas of focus include:

- **Continuous Biometric Surveillance:** Leveraging wearable devices and remote monitoring tools to provide clinicians with actionable insights.
- **Disease-Specific AI Algorithms:** Targeting critical health conditions such as hypertension, cardiovascular disease, and diabetes to predict and prevent acute incidents.
- **Scalable Integrations:** Streamlining data exchange between existing electronic health records (EHRs), telehealth platforms, and care management systems, resulting in more efficient care delivery.

"As we continue to grow our footprint across 10 states, this partnership with Sterling PortCo significantly amplifies our reach and impact," said Rob Fisher, CEO of ONEai Health. "Sterling PortCo's track record of operational success—coupled with their ability to scale innovative technology across multiple sectors—makes them the ideal ally in transforming the future of healthcare. We believe that combining our AI-driven solutions with their deep expertise will propel value-based, patient-centered care to new heights."

Expanding Access to AI-Driven Solutions

The partnership will facilitate the rapid deployment of ONEai Health's solutions into healthcare organizations that prioritize quality, cost savings, and optimal patient outcomes. Sterling PortCo's operational knowledge and market expansion strategies are expected to guide the integration of these AI tools, fostering a more proactive, data-led model of healthcare.

About Sterling PortCo

Sterling PortCo is transforming the way non-acute healthcare is delivered. Their AI data-driven health technology solutions coupled with their operational expertise deliver results that provide the right level of care at the right location at the right time and at the right cost. By partnering with hospitals, skilled nursing facilities, assisted living, and other healthcare ecosystem organizations, Sterling and their network of companies provide a platform that successfully improves clinical and financial outcomes, enhances patient satisfaction, and reduces total cost of care. To learn more about how Sterling delivers value, visit www.SterlingPortCo.com.

About ONEai Health

ONEai Health is at the forefront of continuously surveilling patient biometrics and leveraging disease-specific AI-powered analytics. Serving customers in 10 states and expanding, ONEai Health enables clinicians to intervene proactively, improving patient outcomes, reducing healthcare system burdens, and creating new possibilities for preventative care.



This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Venture Club
Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$2,500
Visionary
Invest $2,500+ receive smart ring/mobile health app

$5,000
Innovator
Invest $5,000+ receive 2 smart rings/mobile health app and 1-year personal monitoring

Select

Select

$10,000

Pioneer

Invest $10,000+ receive 2 smart rings/mobile health app and 1-year personal monitoring

Select

$25,000

Strategic Partner

Invest $25,000+ 2 smart rings/mobile health app and 1-year personal monitoring

Select

$50,000

Transformational

Invest $50,000+ 2 smart rings/mobile health app and 1-year personal monitoring

Select

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Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Dr. Angel Iscovich Video

Hello, my name is Angel Iscovich. I'm a physician and advisor to ONEai Health. ONEai Health is pioneering a continuous clinical surveillance solution. It's powered by artificial intelligence and designed to monitor, analyze, report on specific chronic disease conditions that lead to hospitalizations. Every organization is struggling with this issue. Inefficient, unnecessary approaches to hospital admissions, and the ability to do surveillance on patients. You could argue that this is the golden chalice of medicine. The solution is a distinct proprietary ONEai Health BioEye, a clinical analytics platform. It captures and interprets data 24 hours a day, thereby alerting healthcare professionals of the potential health issues facing their patients. It simply addresses something the healthcare community and patients have required for many, many years.

Dr Fessler Video

So, you know, I think ONEai is a win-win. The patients get a sense of comfort and security knowing that someone is always aware of what's going on with them. And from my perspective, we're finally addressing the risk management aspect of their care. You know, so many people have an event, they go to the hospital, and they're discharged to home, and then they're back in the hospital again because we haven't done a good job of managing those things that bring them back to the hospital. And what I've found in my own small group of patients that we've really had in the program now for over two years is that they're not in the hospital as much. Almost half of those patients have had alterations to their medications that we wouldn't have known to otherwise make, and it's been just a tremendous benefit for the patients.

Susan Patient Video

Hi, I am Susan. I'm 84 years old and in February of 2020, I had a mild stroke. Since I purchased my ONEai Ring, I have peace of mind and don't have to worry about my vital statistics. And I would recommend that you buy a ONEai Ring. Their app is very easy to use.

Dee Mershon Patient Video

I am in relatively very good health, and I am 72 years old, so why am I interested in the ONEai Health Ring technology? For one, the ONEai Insight System monitors my vital signs continually. And second, the monitoring systems keep my doctor informed of my vitals and for any sudden, hidden, or harmful events that might happen. And the third is this ring keeps track continually of my heart rate, my oxygen levels, my blood pressure, and my stress. The ring keeps track of the necessary vitals that measure my health.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Florida

Department of State

I certify from the records of this office that HEALTH MAGNET HOLDINGS, INC. is a corporation organized under the laws of the State of Florida, filed on November 7, 2022.

The document number of this corporation is P22000084428.

I further certify that said corporation has paid all fees due this office through December 31, 2024, that its most recent annual report/uniform business report was filed on March 4, 2024, and its status is active.

I further certify that said corporation has not filed Articles of Dissolution.

I further certify that this is an electronically transmitted certificate authorized by section 15.16, Florida Statutes, and authenticated by the code, 125A00002818-021025-P22000084428-1/1, noted below.

Authentication Code: 125A00002818-021025-P22000084428-1/1

Given under my hand and the
Great Seal of the State of Florida,
at Tallahassee, the Capital, this the
Tenth day of February, 2025

Secretary of State

February 10, 2025

FLORIDA DEPARTMENT OF STATE
Division of Corporations

HEALTH MAGNET HOLDINGS, INC.
1386 LEGENDARY BLVD
CLERMONT, FL 34711US

Re: Document Number P22000084428

The Amended and Restated Articles of Incorporation for HEALTH MAGNET HOLDINGS, INC., a Florida corporation, were filed on February 7, 2025.

The certification you requested is enclosed. To be official, the certificate for a certified copy must be attached to the original document that was electronically submitted under FAX audit number H25000045481.

Should you have any questions concerning this matter, please telephone (850) 245-6050, the Amendment Filing Section.

Jasmine N Horne
Regulatory Specialist II
Division of Corporations

Letter Number: 125A00002818

P.O BOX 6327 – Tallahassee, Florida 32314

AMENDED AND RESTATED ARTICLES OF INCORPORATION OF HEALTH MAGNET HOLDINGS, INC.

FILED 2025 FEB -7 PM 4:44

These Amended and Restated Articles of Incorporation correctly set forth the text of the Corporation's Articles of Incorporation as amended up to and by these Amended and Restated Articles of Incorporation.

FIRST: The name of this corporation is Health Magnet Holdings, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Florida is 1386 Legendary Blvd., Clermont, Florida 34711.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 40,000,000 shares of Common Stock, no par value per share ("**Common Stock**"), and (ii) 6,480,000 shares of Preferred Stock, no par value per share ("**Preferred Stock**").

FIFTH: The name and Florida street address of the registered agent is Incorp Services, Inc., 3458 Lakeshore Drive, Tallahassee, Florida 32312.

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to these Amended and Restated Articles of Incorporation that relates solely to the terms of Preferred Stock if the holders of such Preferred Stock are entitled to vote thereon pursuant to these Amended and Restated Articles of Incorporation or pursuant to the Florida Statutes. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of Preferred Stock that may be required by the terms of these Amended and Restated Articles of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote.

B. PREFERRED STOCK

6,480,000 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series A Preferred Stock,**" having the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth. The Series A Preferred Stock may be referred to as the "**Preferred Stock**."

1. Dividends.

If the Corporation declares, pays or sets aside any dividends on shares of any other class or series of capital stock of the Corporation other than the Preferred Stock that are payable in shares of Common Stock then, in addition to the obtaining of any consents required elsewhere in these Amended and Restated Articles of Incorporation, the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest applicable Preferred Stock dividend. The "**Original Issue Price**" shall mean, with respect to the Series A Preferred Stock, $0.182482 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. The amount which a holder of a share of Preferred Stock is entitled to receive under this Subsection 2.1 is hereinafter referred to as the "**Liquidation Amount.**" If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation

Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Subsection 2.1. shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of a majority of the outstanding shares of Preferred Stock (voting together as a single and separate class on an as-converted basis) (the "**Requisite Holders**") elect otherwise by written notice sent to the Corporation at least ten (10) days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2 Effecting a Deemed Liquidation Event. The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be paid to the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2.

2.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation, including the Preferred Director.

2.3.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Subsection 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Subsection 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. Voting.

3.1 General. Except as otherwise required by law, on any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of these Amended and Restated Articles of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

3.2 Election of Directors. The size of the Board of Directors shall be five (5). The holders of record of the shares of Preferred Stock, voting together as a single class and on an as-converted to Common Stock basis, shall be entitled to elect two (2) director of the Corporation (when we refer to the Preferred Director, we mean both Preferred Directors collectively, the "**Preferred Directors**"); provided, however, for administrative convenience, the initial Preferred Directors may also be appointed by the Board of Directors in connection with the approval of the initial issuance of Preferred Stock without a separate action by the holders of Preferred Stock. The holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect three (3) directors of the Corporation. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Subsection 3.2, then any directorship not so filled shall remain vacant until such time as the holders of the Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Subsection 3.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Subsection 3.2.

3.3 Preferred Stock Protective Provisions. At any time when the Preferred Stock is outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, or otherwise, do any of the following without (in addition to any other vote required by law or these Amended and Restated Articles of Incorporation) the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect:

3.3.1 liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event (other than a transaction primarily for capital-raising purposes), or consent to any of the foregoing;

3.3.2 amend, alter or repeal any provision of these Amended and Restated Articles of Incorporation or Bylaws of the Corporation in a manner that modifies or adversely effects the powers, preferences or rights of the Preferred Stock;

3.3.3 create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock or other securities (including convertible debt, Simple Agreement for Future Equity or similar such securities) unless the same ranks junior to each series of Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption, or increase or decrease the authorized number of shares of any class or series of capital stock of the Corporation;

3.3.4 (i) reclassify, alter or amend any existing security of the Corporation that is pari passu with any series of Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to any series of Preferred Stock in respect of any such right, preference, or privilege or (ii) reclassify, alter or amend any existing security of the Corporation that is junior to any series of Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with any series of Preferred Stock in respect of any such right, preference or privilege;

3.3.5 Intentionally omitted;

3.3.6 purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with (A) the cessation of such employment or (B) the exercise of any contractual right of first refusal held by the Corporation over such stock, in either case at a price no greater than the original purchase price, and (iv) in connection with the cashless exercise, tax surrender or similar net exercise of options, warrants or other rights to purchase Common Stock;

3.3.7 unless approved by the Board of Directors, including the approval of the Preferred Director, create, or authorize the creation of, or issue, or authorize the issuance of any debt security or create any lien or security interest (except for purchase money liens or statutory liens of landlords, mechanics, materialmen, workmen, warehousemen and other similar persons arising or incurred in the ordinary course of business) or incur other indebtedness for borrowed money, including but not limited to obligations and contingent obligations under guarantees, or permit any subsidiary to take any such action with respect to any debt security lien, security interest or other indebtedness for borrowed money, outside of the ordinary course of business;

3.3.8 increase or decrease the authorized number of directors constituting the Board of Directors;

3.3.9 unless approved by the Board of Directors, including the approval of the Preferred Director, make any material change to the Corporation's line of business as presently conducted or contemplated as of the date hereof;

3.3.10 unless approved by the Board of Directors, including the approval of the Preferred Director, enter into any transaction or enter into or modify any agreement with any officer, director, employee or founder of the Corporation, other than ordinary course of business agreements and payments of salaries, reimbursement of expenses and benefits to employees; or

3.3.11 adopt, amend or terminate any new or other equity plan, employee equity ownership plan or similar plan of the Corporation unless approved by the Board of Directors, including the approval of the Preferred Director.

4. Optional Conversion.

The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Original Issue Price by the Conversion Price (as defined below) in effect at the time of conversion. The "**Conversion Price**" applicable to the Series A Preferred Stock shall initially be equal to $0.182482. Such initial Conversion Prices, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2 Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the number of shares of Common Stock to be issued upon conversion of the Preferred Stock shall be rounded to the nearest whole share.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name, the number of shares of Preferred Stock to be converted, and the name, address and Tax Identification Number of the holder or its designee(s) to which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its designee(s), a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, and (ii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to these Amended and Restated Articles of Incorporation. Before taking any action which would cause an adjustment reducing the Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

4.3.3 Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the Conversion Price shall be made for any declared but unpaid dividends on the shares of Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Conversion Price for Diluting Issues.

4.4.1 Special Definitions. For purposes of this Article 0, the following definitions shall apply:

(a) **"Option"** shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) **"Original Issue Date"** shall mean the date on which the first share of Series A Preferred Stock was issued.

(c) **"Convertible Securities"** shall mean any evidences of indebtedness, shares or other securities that are directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d) **"Additional Shares of Common Stock"** shall mean all shares of Common Stock issued (or, pursuant to Subsection 4.4.3 below, deemed to be issued) by the Corporation after the Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, **"Exempted Securities"**):

(i) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Subsection 4.5, 4.6, 4.7 or 4.8;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors, or a committee thereof, in either case including the approval of the Preferred Director;

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors, including the approval of the Preferred Director;

(vi) shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors, including the approval of the Preferred Director;

(vii) shares of Common Stock, Options or Convertible Securities issued pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Directors, including the approval of the Preferred Director; or

(viii) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors, including the approval of the Preferred Director.

4.4.2 No Adjustment of Conversion Price. No adjustment in the Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock. Notwithstanding the foregoing, unless the corporation receives written notice from the holders of a majority of the outstanding shares of Series A Preferred Stock (voting or acting exclusively as a separate class) agreeing that no adjustment shall be made to the Conversion Price of the Series A Preferred Stock as a result of such issuance or deemed issuance of such Additional Shares of Common Stock, then the Conversion Price of the Series A Preferred Stock shall be adjusted as set forth herein.

4.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price pursuant to the terms of Subsection 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either

(1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Price to an amount which exceeds the lower of (i) the Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price pursuant to the terms of Subsection 4.4.4 (either because the consideration per share (determined pursuant to Subsection 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price pursuant to the terms of Subsection 4.4.4, such Conversion Price shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price provided for in this Subsection 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price that would result under the terms of this Subsection 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to such Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4.4.3), without consideration or for a consideration per share less than the Conversion Price in effect immediately prior to such issuance or deemed issuance, then the Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP_2" shall mean the Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock

(b) "CP1" shall mean the Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Subsection 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property: Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors including the Preferred Director; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors, including the Preferred Director.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price pursuant to the terms of Subsection 4.4.4, and such issuance dates occur within a period of no more than sixty (60) days from the first such issuance to the final such issuance, then, upon the final such issuance, the Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of Preferred Stock shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of Preferred Stock shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based.

The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than fifteen (15) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of the Preferred Stock.

4.10 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5. Intentionally Omitted.

6. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption, conversion or acquisition.

7. Waiver. Except as set forth herein, any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Holders.

8. Notices. Any notice required or permitted by the provisions of this Article 0 to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the Florida Statute, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by these Amended and Restated Articles of

Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by these Amended and Restated Articles of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one vote on each matter presented to the Board of Directors.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Florida, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Florida at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the Act or any other law of the State of Florida is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Act as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which the Act permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 607.0851 of the Act.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth: shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in these Amended and Restated Articles of Incorporation, the affirmative vote of the Requisite Holders will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

* * *

The foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 607.0704 of the Act.

These Amended and Restated Articles of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Articles of Incorporation, has been duly adopted in accordance with Sections 607.1006 and 607.1007 of the Act.

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IN WITNESS WHEREOF, these Amended and Restated Articles of Incorporation have been executed by a duly authorized officer of this corporation on this 31st day of January, 2025.

By: ______________________________

Name: Robert Fisher
Title: CEO